Exhibit 10.43

Contract of Employment

Between

Iron Mountain

and

Mr. Patrick Keddy

Date:    January 2016

This contract, together with the ‘General Terms & Conditions of Employment’ contained in the relevant sections of the Staff handbook, comprises the Contract of Employment between Mr. Patrick Keddy (“You”) and Iron Mountain (UK) Ltd, (hereafter referred to as ‘the Company’).

For the purposes of this contract, ‘Group Company’ is defined as the Company, its Subsidiaries or Holding Companies from time to time and any Subsidiary of any Holding Company from time to time.

1.	Details of your position

Date of Commencement:
Your new position with the Company commenced on 2 April 2015. Your original employment with the Company, which commenced on 1 November 2011, counts towards your period of continuous employment with the Company.

Job Title:	Executive Vice President and General Manager, North America and Western Europe, but you may be required to carry out any other duties as determined by the management from time to time.

Place of work:
Your normal place of work in the UK will be The Cottons Centre, Tooley Street, however you may be required to work at any other locations as directed by the company. You will be required to spend up to fifty per cent of your working time in the United States. Whilst in the United States, your normal place of work will be One Federal Street, Boston, MA.

Hours of Work:
Your normal working hours will be 37.5 hours per week on Mondays to Fridays and such additional hours as are necessary for the proper performance of your duties as determined by the needs of the business. You acknowledge that you shall not receive further remuneration in respect of such additional hours.

The parties each agree that the nature of your position is such that your working time cannot be measured and, accordingly, that your employment falls within the scope of regulation 20 of the Working Time Regulations 1998 (SI 1998/1833).

2.	Employee Warranties

You warrant that you are entitled to work in the United Kingdom without any additional approvals and will notify the Company immediately if you cease to be so entitled during the course of your employment.

You shall, during the continuance of your employment, devote the whole of your energies and working hours to the business of the Company and shall at all times and in all respects conform to and comply with the directions and instructions of the Company.

You shall be required to observe and fully adhere to all applicable policies of the Company.

You shall not be permitted to take additional employment without the Company’s prior written agreement.

3.	Remuneration

Salary:	£300,000.00 per annum, effective 2 April 2015

Your salary will be paid into your bank account on the 28th day of each month or the Friday before if the 28th falls on a Saturday and the Monday thereafter if it falls on a Sunday. Please note that the company reserves the right to withhold salary payments until you have a bank account in your own name. A joint account including your name is also acceptable.

The Company shall make whatever deductions for tax or other social security contributions as are necessary and which it may be advised to make, either in the UK or the US.

Your salary shall be reviewed annually, although there shall be no obligation on the Company to award an increase to you following a salary review.

For the purposes of the Employment Rights Act 1996, you authorise the Company to deduct from any sums owing to you (including but not limited to salary, bonus and accrued holiday pay) the amount of any sums owing from you to the Company at any time including, without limitation, any overpayment of salary and any advances of loans made to you by the Company. In the event of any such sums being due to the Company on the termination of your employment, and if you will be required to pay the outstanding amount due to the Company within one month of the date of termination of your employment.

Dual Location Benefits

You are expected to work a significant period of time in the United States and will be eligible for certain additional benefits related to your dual location work arrangement, as outlined below:

•	The Company shall pay the cost of two return flights between the UK and US per year for your spouse gross-ed up for taxes

•	A tax gross-up with respect to any taxable income arising from typical expenses (e.g., flights hotels) associated with business trips between the US and UK

•	Iron Mountain will engage an accounting firm and will be invoiced directly to provide tax reporting support for you. For clarity, this will be a taxable benefit

Annual Bonus Plan

The Company’s bonus year is 1 January to 31 December. You are eligible to receive an annual performance-based cash bonus of up to 70% of your base salary, effective 2 April 2015. For the bonus year 2015 you will be entitled to a pro-rated cash bonus of up to 60% of your previous base salary for the period 1 January 2015 to 1 April 2015, and a pro-rated bonus of up to 70% of your salary under clause 3 of this agreement for the period 2 April 2015 to 31 December 2015.

Full details of this plan will follow on from this contract. If you have any queries, please contact your manager.

Please be aware that this is a discretionary plan and the Company reserves the right to modify or change the plan design and your participation in it from time to time.

To receive payment, you must be actively employed at the time of payment and notice of termination of your employment must not have been given by the Company or yourself. The Company’s financial year is from January - December each year.

Car Allowance        £800.00 per month

Fuel Allowance:        £166.67 per month

Please refer to the car allowance policy for full details of terms and conditions.

4.	Holidays

Your holiday entitlement will be 25 days per annum which will increase in line with your length of service (as detailed in the relevant section of the Staff Handbook). The Company’s annual leave year runs from 1st January to 31st December.

You are also entitled to a further 8 bank and public holidays (9 in Scotland and 10 in Northern Ireland).

Holiday entitlement can only be taken by mutual agreement with your Manager. Permission may be refused depending on the needs of the business and existing holiday arrangements of other employees.

Company policy provides that the Company shall not pay you in lieu of untaken holiday except on termination of employment. The amount of such payment in lieu shall be 1/260th of your salary for each untaken day of your basic 33 day entitlement under this clause for the holiday year in which termination takes place, provided that in any event such payment in lieu shall be limited to your statutory entitlement under the Working Time Regulations 1998, and any paid holidays (including paid public holidays) taken shall be deemed first to have been taken in satisfaction of that statutory entitlement.

5.	Sickness

In the event of unavoidable absence from work due to sickness, the Company will pay you any Statutory Sick Pay (SSP) entitlement in the UK for periods of sickness longer than 3 days in duration. In addition, the Company may pay Company Sick Pay (in full) of up to 6 days per calendar year at the discretion of your Manager. All absence for periods in excess of 7 consecutive days must be covered by a medical certificate.

The Company may request an independent medical report on your health and/or request that you undergo a medical examination if you are absent from work due to illness for more than 4 consecutive weeks, or if you are taking frequent short periods of absence. Please refer to the Company’s Absence Policy for further details.

6.	Discretionary Benefits

Pension:

You remain eligible to participate in the Iron Mountain Group Personal Pension Scheme, subject to the rules of the Scheme from time to time. Details of the Scheme can be found at (https://www.aviva.co.uk/mypension/ironmountain/).
The Company will make a contribution of 7.5% when you join the Scheme. You authorise that on joining the Group Personal Pension Scheme the Company will reduce your salary by 2.5% and pay through Pension Salary Sacrifice an additional employer contribution of an equivalent amount into the Group Personal Pension Scheme. You agree to the level of Pension Salary Sacrifice remaining fixed until the next anniversary and that you understand that you will not be able to change your mind unless you go through a Lifestyle Event (Marriage, civil partnership or cohabitation, divorce, separation or annulment, birth or adoption of a child, death of a dependant, notification to Company of pregnancy, commencement of and return from maternity leave, admittance to and exit from long term sick pay, commencement of and return from other unpaid leave lasting more than one month (this includes, at a manager’s discretion, a period where an employee is on sick leave and receiving substantially reduced pay), a significant decrease in Reference Salary (including removal of fixed allowance). The Company reserves the right to amend these arrangements at any time.

Life Assurance:

The Company will provide life assurance cover equivalent to 4 times the amount of your basic annual salary with effect from your date of commencement.

Long Term Incentive Plan (LTIP):

You are eligible to participate in the Iron Mountain Long Term Incentive Plan when the next award takes place.  All awards are made at the sole discretion of the Board of Directors.  Full details of the scheme will be sent to you in due course.

Medical Insurance:
You remain eligible to participate in the Company’s private medical insurance plan.  Family cover will be provided at the Company’s cost if you elect to receive this. Details of this benefit are available on the flexible benefits website.  Please note that this is a taxable benefit.
Your participation in any of the benefits arrangements and schemes referred to in this clause 6 and elsewhere in this contract is subject to and in accordance with the rules and provisions of the arrangement or scheme and any related contracts or policies of insurance as in force from time to time. It is also conditional upon you satisfying the normal underwriting requirements of the relevant insurance provider and being eligible to participate in or benefit from such scheme or arrangement pursuant to the insurer’s rules and requirements at a cost and on terms which are acceptable to the Company. If the insurance provider refuses for any reason to provide you with an insured benefit, the Company shall not be liable to provide to you with any replacement benefit of the same or similar kind or to pay any compensation in lieu of such benefit. The Company reserves the right to amend any arrangement or scheme and/or withdraw it at any time.

7.	Termination and Severance Benefits
You are required to give 3 months’ notice and the Company is required to give you 6 months’ notice to terminate your employment. Notice by the employee must be submitted in writing.

The Company reserves the option in its absolute discretion to terminate employment by making a payment in lieu of all or part of the notice period. The payment will be based solely on the actual salary level payable when the option is exercised and will be subject to deductions for income tax and National Insurance contributions (NIC) in any jurisdiction as appropriate. The Company may pay any sums due in equal monthly instalments until the date on which the notice referred to in this clause 7 would have expired if notice had been given.

You are eligible to receive certain entitlements under the Iron Mountain Severance Program No. 1 (as amended by the Company from time to time) (the “Plan”) upon termination of your employment. Details of the Plan will be provided to you separately. Where severance benefits are payable under the Plan, and in the event that the Company requires you to work throughout the 6 month or 3 month notice period, as applicable, payment under the Plan would begin upon actual termination of employment. In this case, benefits under the Plan will be the only benefits which you will be entitled to receive on termination and shall be deemed to be inclusive of, and not in addition to, your statutory entitlements on termination under UK law.

In the event that the Company elects to make you a payment in lieu of all or part of your notice period, payment under the Plan would be offset by the amount of any payment in lieu of your notice period that you receive. For example, if you are paid in lieu of three months’ notice, your entitlements under the Plan would be reduced by the sum of three months’ base salary.

You will at any time upon request, and in any event upon the termination of your employment, return to the Company all company property in your possession or under your control including computer hardware, documents, disks and tapes. On leaving the Company you will also be required to advise your Manager of all access codes and passwords within your knowledge, which relate to your employment with the Company.

8.	Conflict of Interest

You should not, directly or indirectly, engage in any other business activity or be concerned in any other business which is similar to or competes with that carried out by the Company.

You must seek written consent from a Director of the Company before you become involved in a business capacity with any competitor, supplier or customer in circumstances which could be perceived to compromise your position with the Company. You must also inform a Director of the Company should any of your immediate family members become so involved.

9.	Disclosure of Information

You may not disclose to any person or organisation any confidential or proprietary information acquired by you in the course of your employment. This includes any information which the Company considers confidential (e.g. business plans, projects, products and processes; or details of its current or prospective customers) and the disclosure of which may damage the interests of the Company or any Group Company or any actual or potential customer.

Where your work involves matters which are confidential or secret to the Company, any Group Company or its customers or involves entering customer premises where security checks are required, you may be required to provide further particulars to the Company or relevant party as the Company may direct in order to undergo the appropriate checks in accordance with the Data Protection Act 1998.

In addition you must also keep confidential at all times any personal data held by the Company to which you may have access.

10.	Post-termination restrictions

You shall not, for a period of 6 months following the termination of your employment with the Company, whether directly or indirectly, as an employee, consultant, independent contractor, agent or owner (except by holding or being interested in not more than 5 per cent of the total issued share capital in any company whose shares are quoted or dealt in on a recognised stock exchange) be interested or concerned in any business in the United States of America or the United Kingdom which is or is about to be in competition with Iron Mountain Incorporated, the Company, or any other subsidiary of Iron Mountain Incorporated (the “Iron Mountain Group”).

You shall not, for a period of 12 months following the termination of your employment with the Company, whether directly or indirectly, whether on your own account or on behalf of any other individual or firm, company or other organisation and whether as an employee, consultant, independent contractor, agent or owner, canvas or solicit the custom of or seek to entice away from the Iron Mountain Group, nor do business with, any actual or prospective customer or client of the Iron Mountain Group who was an actual or prospective customer or client of the Iron Mountain Group in the 12 month period prior to your termination date and with which you had personal dealings in the course of your duties.

You shall not, for a period of 12 months following the termination of your employment with the Company, whether directly or indirectly, whether on your own account or on behalf of any other individual or firm, company or other organisation and whether as an employee, consultant, independent contractor, agent or owner, entice or endeavour to entice away any employee of the Iron Mountain Group for whom you had line management responsibility or with whom you had personal dealings in the 12 month period prior to the termination of your employment with the Company.

11.	Use of Data

You acknowledge that the Company holds a personnel file and computer records within the United Kingdom, and the United States which contain data relating to you and concerning a wide variety of matters. These include matters such as your contact details, application, references, bank details, and other personal details. It may include some sensitive data concerning your health and ethnic origin. It is held for the following purposes:

(i)	staff administration;

(ii)	administration of pensions and other employee benefits;

(iii)	internal accounts and records, marketing and business transactions;

(iv)	the provision of management information for business purposes such as marketing activities and corporate and staff planning; and

(v)	to ensure fair treatment and to otherwise permit the Company to comply with its legal responsibilities.

The Company may collect from you certain details relating to another individual, for example:
(i)     details of a person to contact in case of emergency; or
(ii)     your next of kin for the purpose of death in service benefits.

In such cases, you agree that it is your responsibility to ensure that you have informed any such individual of the use of their data by the Company or any other Group Company for one or more of the purposes set out in this clause 10 and its possible disclosure in accordance with this clause.

You acknowledge that it may, in certain circumstances, for the purposes listed in this clause 10, be necessary to disclose your or another individual's personal data to:

(i)	a Group Company;

(ii)	third parties who provide services to the Company or any Group Company;

(iii)	business partners or third parties of the Company or any Group Company;

(iv)	the Company's advisers or any relevant regulatory authorities; and/or
(v)    other third parties where required by law.

Some of the disclosures referred to in this clause 11 may involve the transfer of your or other individuals’ details outside the European Economic Area (“EEA”) where the laws may not give the same level of legal protection to personal data as within the EEA.

Where transfers outside the EEA are necessary, the Company has taken, or shall take, the appropriate steps to satisfy itself that the entity to which the data is transferred has in place the appropriate technical and organisational measures to protect the data against unauthorised or unlawful processing and against accidental loss or destruction of, or damage to the data. In all cases, third parties to whom your personal data is transferred will be contractually obliged to use the data only for the relevant purpose specified above and not to forward the data to other parties without your consent.

By signing this contract, you agree to the processing of your personal information for the purposes referred to in this clause 11 by the Company and by any party to whom data is disclosed in accordance with this clause.

12.	Use of Company Facilities

Any company property, data, facilities or resources to which you have access during your employment are available solely for business purposes. You agree that you will not use any such assets or resources or services to which you have access for any other purpose. You are responsible for taking reasonable care of all company property (including data entrusted to you) during your employment.

Access to the Internet is granted to all employees with an appropriate business need. You will be required to adhere to the Company Policy with regard to the use of the IT equipment and systems to which you are given access. Subsequent failure to comply with this policy may result in disciplinary action.

By signing this contract you consent to the Company monitoring and recording any use that you may make of the Company's electronic communications (including email and internet) system for the purpose of ensuring that the Company's rules are being complied with and for legitimate business purposes.

13.	Policies and Procedures

You must comply at all times with the Company's rules policies and procedures relating to equal opportunities, harassment, health and safety, compliance, external interests and all other rules and procedures introduced by the company from time to time. For the avoidance of doubt such rules, policies and procedures are not incorporated by reference into this contract and they can be changed, replaced or withdrawn at any time at the discretion of the company. Breach of any Company rules, policies or procedures may result in disciplinary action.

A full copy of the Company’s disciplinary and grievance procedures can be obtained through your HR Department.

14.	Collective Agreements

There are no collective agreements applicable to your employment.

15.	Variation of Contractual Terms and Conditions.

These terms and conditions which make up your contract of employment as defined above are subject to amendment or variation by the issue of individual or general statements of those changes to be introduced and to be agreed with the employee. The company will give reasonable notice and seek agreement to any such changes.

16.	Governing law and Jurisdiction

This contract shall be governed by and construed in accordance with the laws of England and Wales.
The legal relationship created by, and any dispute or claim arising out of, this contract shall be subject to the exclusive jurisdiction of England and Wales.

17.	Acceptance of Offer

I hereby accept the terms & conditions of employment as contained in this contract

Signed: /s/ Patrick J. Keddy

Name: Patrick J. Keddy

Dated: 1/8/2016

Signed on Behalf of Iron Mountain

Signed: /s/ Roderick Day

Name: Roderick Day

Dated: 1/14/16